David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

November 15, 2011

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: Mara Ransom, Assistant Director

Re:   DarkStar Ventures, Inc.
Registration Statement on Form S-1
Filed September 23, 2011
File No. 333-176969

Dear Ms. Ransom:

DarkStar Ventures, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated October 19, 2011, with reference to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on September 23, 2011.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

General

1.
Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that these securities are being offered by or on behalf of the registrant. Therefore, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(l)(i) of Regulation C. Further, the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 4l5(a)(l)(x) of Regulation C. Please revise your registration statement to state that the selling shareholders will offer their securities at the fixed price for the duration of the offering and identify the selling shareholders as underwriters, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections. For guidance, refer to Compliance and Disclosure Interpretations, Securities Act Rules, 612.09, available on our website at www.sec.gov.

Response:  In accordance with the comments of the Commission, the Amended Registration Statement provides that all offers and sales will be made at the fixed price of $0.05 per share and that the selling shareholders are considered underwriters, including an acknowledgment of the seller’s prospectus delivery requirements. We note that the resale represents the sale by shareholders holding only 35% of the outstanding shares of the Company, and none of the shares held by the Company's officers or directors are included in the Amended Registration Statement. Furthermore, none of the selling shareholders are in the business of underwriting securities or has any relationship with the Company. All proceeds from the sales of the shares included in the registration are solely for the benefit of the selling shareholders.

1

2.   Please provide the dilution disclosure required by Item 506 of Regulation S-K.

Response: We note the Commission’s comment and the Amended Registration Statement includes a section entitled "Dilution" containing the disclosure required by Item 506 of Regulation S-K.

3.
The status of your business operations is unclear. For example, you make numerous statements in your filing indicating that you are currently "offering eco-friendly health and wellness products", but you also state on page 27 that you "have not commenced planned principal operations." Furthermore, we note that you have no revenues to date, and as more fully discussed below, your website does not appear to be fully functional. Please revise your filing throughout to accurately reflect your current operating status. If appropriate, remove any indication that you are currently offering products and ensure that you change all applicable disclosure from present tense to future tense.

Response: The Amended Registration Statement has been revised to clarify that the Company currently markets eco-friendly health and wellness products of its one merchant partner.  The website of the Company is fully functional, and if a prospective customer desires to purchase one of the products offered by the Company a customer may do so.

4.
You indicate throughout your filing that you "have a specific business plan," however on page 26 you also state that your management does not have sufficient experience to "create...an effective business plan" and that you plan to "seek out a consulting firm(s)" to assist in such regard. Please clarify the status of your business plan.

Response: The Amended Registration Statement has been revised to clarify that although the Company has a very specific, defined business objective, its current managers may not have the proper expertise to effectuate the business plan. Accordingly, the Company may need to engage other consultants, if feasible, to assist in the further development of its business.

Registration Statement Cover Page, page 2

5.	Please relocate your Prospectus "Subject to Completion Legend" from your registration statement cover page to the outside front cover page of your prospectus. See Item 501(b)(10) of Regulation S-K.

Response: The Prospectus "Subject to Completion Legend" has been relocated to the outside front cover page of the prospectus.

Prospectus Cover Page, page 3

6.
We note that the third paragraph on page 3 states that your Risk Factors begin on page 3, but they begin on page 7. Please revise. Please make a conforming change to your Risk Factor reference on page 6. In addition, please state on your prospectus cover page that your auditor has issued a going concern opinion.

Response: We note the Commission’s comment. The Amended Registration Statement has been revised to reflect the correct page references to the beginning of the Risk Factors as well as stating on the prospectus cover page that the auditor has issued a going concern opinion.

2

Prospectus Summary, page 5

7.
Please revise the second sentence of the third paragraph on page 5, if accurate, to reflect that you did not have any business activity prior to May 2011. Please make conforming changes to the second sentence of the first paragraph on page 22. Please also revise both sections to briefly describe the activity that commenced in May 2011.

Response: The Amended Registration Statement has been revised in accordance with the Commission’s comments.

Corporate Background, page 5

8.
We note that your website does not appear to be fully operational. For example, when the "Buy Now" button is clicked for a product, users are redirected to the same product on the website of Green Nest (www.greennest.com), a company that you identify on page 24 of your filing as a competitor, or to a page indicating that the link is inactive. We also note that the "Privacy Policy" and "Terms of Use" hyperlinks do not work. Please revise the disclosure in the first paragraph of this section to clearly state the current status of your website. Please make conforming changes to your Description of Business section beginning on page 22.

Response: We note the Commission’s comment and the Amended Registration Statement has been revised to reflect that the Company’s website is currently fully operational.

9.
In light of the fact that at least certain attempted purchases on your website are redirected to www.greennest.com, please revise your filing to describe the nature of your relationship with Green Nest. Please ensure that you also describe the manner in which you plan to earn revenues pursuant to this relationship. Please make conforming changes to your Description of Business section beginning on page 22.

Response: The Amended Registration Statement has been revised to describe the nature of the Company's relationship with Green Nest.

10.
We note your disclosure in the last paragraph on page 22 that you offer products "through affiliate agreements with numerous suppliers...." Please file any affiliate agreements you have entered into with Green Nest, or any other supplier, with your next amendment. See Item 101(h)(4)(ii) of Regulation S-K, and Item 601(b)(10) of Regulation S-K.

Response: The affiliate agreement with Shareasale.com has been described in the Amended Registration Statement and filed as an agreement.

11.
Please revise your disclosure beginning on page 5 and in your Description of Business section beginning on page 22 to clearly reflect, if accurate, that you will not offer any products directly and will not maintain inventory, but rather your website will serve as a conduit to products offered through other vendors, such as Green Nest.

Response: We note the Commission’s comment and the Amended Registration Statement has been revised to reflect that the Company will be offering products directly to customers and that the website of the Company serves as an channel for the products of its merchant partners.

3

The Offering, page 6

12.
You state that you "will likely rely upon related party debt or equity financing in order to ensure the continuing existence of the business." Here and in your Liquidity and Capital Resources discussion on page 26, please clarify, if true, that you currently do not have in place any arrangements or plans pursuant to which you will receive related party debt or equity financing.

Response: The Amended Registration Statement has been revised to reflect that the Company currently does not have in place any arrangements or plans pursuant to which it will receive financing.

Risk Factors Relating to Our Company, page 8

We Are In Competition With Companies..., page 8

13.   This risk factor appears to be incomplete; please revise.

Response: We note the Commission’s comment and have completed the risk factor appropriately.

We Face Legal Uncertainties Relating to the Internet.... page 9

14.
The above referenced risk factor on page 9 is largely duplicative of the first full risk factor on page 12 that begins "Government Regulation of the Internet...." Please revise to remove the duplicative disclosure.

Response: We note the Commission’s comments and the Amended Registration Statement has been revised to remove the risk factor relating to Government Regulation of the Internet.

In Order To Increase Net Sales.... page 10

15.   Please revise this risk factor to describe fully the risk to your company.

Response: The Amended Registration Statement has been revised to remove the risk factor relating to Government Regulation of the Internet.

As Our Two Officers.... page 11

16.	Your first risk factor on page 11 references the sale of bio-fuel products. Please revise or advise.

Response: We note the Commission’s comment and the Amended Registration Statement has been revised to delete the reference to bio-fuel.

The Continued Disruption..., page 11

17.	It appears that the last two paragraphs of this risk factor describe a different risk than is referenced in the title of the risk factor. Please revise.

Response: The Amended Registration Statement has been revised to clearly identify the separate risk factors in accordance with the Commission’s comment.

4

Selling Shareholders, page 17

18.	Please correct your description of "investment power" on page 17. See Rule 13d-3(a)(2) under the Securities Exchange Act of 1934. Please make conforming changes to the last paragraph on page 29.

Response: The Amended Registration Statement has been revised in accordance with the comment of the Commission to correct the description of investment power.

Description of Business, page 22

19.	Please disclose the timeline for when you expect your website to be fully operational. See Item 101(h)(4) of Regulation S-K.

Response: We note the Commission’s comment and have revised the Amended Registration Statement to clarify that our website is currently fully operational.

20.
We note your disclosure in the last paragraph on page 23 that you offer products "through [your] participation in affiliate programs with numerous vendors." Please revise you business disclosure to specifically identify your principal vendors and/or suppliers, and to describe briefly your agreements with them, including how you earn revenues under such agreements. See Item 101(h)(4)(v) of Regulation S-K. Please also reconcile this disclosure with the disclosure on page 24 that you "do not have any agreements or arrangements with any parties regarding" affiliate programs.

Response: The Amended Registration Statement has been revised to provide that we currently only offer products through Green Nest as a result of the Affiliate Service Agreement between the Company and Sharesale.com.

21.
Please provide us with independent supplemental materials, with appropriate markings and page references in your response, supporting the quotes and statistics you reference in the fifth full paragraph on page 22 and the second and fourth full paragraphs on page 23.

Response: Attached to this letter please find the Forrester quote from its web site as well as the Consumers Behavior Report referenced in the Amended Registration Statement. Since the Company was not able to locate the source of the information from Forrester, the Amended Registration Statement includes different information regarding online retail sales.

22.	Please revise the last paragraph on page 22 to either specifically describe why your website is "state of the art", or remove this reference.

Response:  The Amended Registration Statement has been revised to remove the reference to “state of the art” in accordance with the comments of the Commission.

Description of Property, page 24

23.
You state that you "do not believe that at this stage in our development we need physical space," but on page 22 you indicate that your offices are located in New York and on page 30 you indicate that you "maintain [y]our corporate offices" and utilize "space" in New York. Please revise your disclosure so that it is consistent and clear.

Response: The Amended Registration Statement has been revised to clarify that although we do not maintain a physical office, our current mailing address is at 410 Park Avenue, 15th Floor, New York, NY 10022, the offices of our consultant.

5

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

24.	Please revise the second full paragraph on page 26 to confirm that you will update your forward-looking statements as required by federal securities and any other applicable law.

Response: The Amended Registration Statement has been revised in accordance with the Commission’s comment.

25.
We note from your statement of operations, cash flows and disclosure on page 37 that operations were dormant from inception to May 1, 2011. Please revise your discussion to explain and clarify the reasons why there were no operations or activity for that period.

Response:  We note the Commission’s comment and the Amended Registration Statement has been revised to include the reason why there were no operations or activity from inception to May 1, 2011.

Plan of Operations, page 26

26.
We note your statement on page 26 that you intend "to seek out a consulting firm(s) that specializes in this arena." Please revise your disclosure to clarify whether First Line Capital, LLC, with which you have entered into a consulting agreement per your disclosure at the bottom of page 26, is such a consultant.

Response:  The Amended Registration Statement has been revised in accordance with the comments of the Commission to clarify that the Company would need to engage another consultant other than First Line Capital.

27.	Please revise to indicate the amount of capital you anticipate requiring to continue as a going concern over the next twelve months, including a breakdown of the expected uses of such capital.

Response:  The Amended Registration Statement has been revised in accordance with the comments and to include the information requested by the Commission.

Directors. Executive Officers. Promoters and Control Persons, page 28

28.
Please briefly describe Mr. Povarsky's business experience for the past five years. We note that you disclose his position with the company since 2007, and his current occupation, but you do not clarify his experience over the last five years. See Item 401(e)(1) of Regulation S-K.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Commission to describe Mr. Povarsky’s business experience for the past five years.

Note 1 - Summary of Significant Accounting Policies, page 37

29.	Please disclose your accounting policy for website development costs. Refer to FASB ASC 350-50-25.

Response:  Our accounting policy for website development costs has been disclosed in Note 1 to the financial statements.

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Note 2 - Going Concern, page 39

30.
Please note that financial statements will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation. Financial statements containing audit reports that contain such going concern language should contain prominent disclosure of the registrant's viable plans to overcome such difficulties. We are unclear how your disclosed plan represents a viable plan to continue as a going concern for the next 12 months. When discussing mitigating factors, your disclosure should describe viable plans to overcome the company's financial difficulties. You disclose that the company is contemplating conducting an offering of its debt or equity securities to obtain additional operating capital. In light of the fact that this offering is a selling shareholder offering for which the company will not receive any proceeds, it is not clear how or when an offering to raise additional capital would be undertaken. If such an offering is not completed in a foreseeable timeframe with sufficient proceeds, disclose how the company intends to support its working capital needs for a reasonable period of time. To the extent applicable, please indicate the extent to which proceeds from private sales of common stock are likely or unlikely to occur. Please consider our preceding points in your revised management's plans or explain in detail why you consider your plan to be viable.

Response: Note 2 to the financial statements regarding the Company's going concern uncertainty has been revised accordingly.  Note 6(b) has been added describing the oral agreement made by the officers and directors to provide funding as needed over the next 12 months.

Signatures

31.
In the second signature block, please clarify that Mr. Lapin also is signing the registration statement in his individual capacities as principal financial officer and principal accounting officer. See the Instructions to Signatures on Form S-l.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Commission to indicate that Mr. Lapin is signing as the principal financial and accounting officer.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

By:	/s/ David Lubin
David Lubin

cc:           Chizkyau Lapin

7

Consumer Behavior Report

V1. 9/07

September 2007: Eco Friendly Parenting

Overview

Report Highlights

- **50 percent of online shoppers purchase eco friendly products because it "reduces the impact on future generations" while 15 percent purchase eco friendly products to "improve personal health"**
- **82 percent of respondents say they are looking for help with eco friendly product selection, online merchant availability and the best prices for eco friendly products**
- **68 percent of online shoppers say that purchasing eco friendly products is important while 35 percent say that it is extremely or very important to them**
- **74 percent of survey respondents say that being a positive eco friendly example to others is important to them**
- **46 percent of online shoppers say that "energy efficient" is the most important attribute when purchasing eco friendly appliances**
- **70 percent of online adults, including parents and individuals looking at parenthood, say that the statement "I'm concerned about the environment" describes their attitude**
- **The U.S. organic industry continues to expand, growing 21.8 percent and reaching $17.8 billion in consumer sales in 2006**

What is the Consumer Behavior Report?

The Consumer Behavior Report is designed to give merchants, media and industry analysts insight into shopping trends, pricing and market share. Each month, a different topic will be the focus of the report.

What is the Eco Friendly Parenting data?

Eco friendly parenting is the topic of PriceGrabber.com's September Consumer Behavior Report. The eco friendly consumer data is collected from a survey of 1,624 online shoppers conducted in September 2007. The research data was largely compiled by Olivia Zaleski, an eco friendly consultant and blogger for PriceGrabber.com's BlogGreen, Treehugger.com and *Huffington Post*. In addition to the research data, products and statistics were pulled from Market Reporter, a statistical database that tracks consumer shopping behavior on PriceGrabber.com and its ShopGreen section. The ShopGreen section of PriceGrabber.com is focused on exposing consumers to products and online merchants that can help the consumer live a greener life. PriceGrabber.com is a major shopping comparison engine with over 24 million unique users per month and up-to-date daily pricing of products supplied by more than 11,000 merchants.

For additional information on the Consumer Behavior Report data, to schedule phone interviews, or for journalists who would like to recommend a custom survey for their needs, please contact Sara Rodriguez at sara@pricegrabber.com.

CONSUMER BEHAVIOR REPORT
September 2007

Eco Friendly Parenting: Shopping Trends

- Purchasing eco friendly products and living an eco friendly lifestyle is a growing trend, with online retailers expanding their product lines to meet consumer demand. Currently, online shoppers are shopping in eco friendly product categories and exploring eco friendly websites and blogs for lifestyle tips. Statistics from the U.S. National Vital Statistics Report show that August and September are the most popular months to have a child. In August and leading into September, PriceGrabber.com has seen increased consumer interest on the Babies & Kids Channel and the ShopGreen section.

Eco Friendly Shopping

- In a recent survey conducted in September 2007, 68 percent of respondents say that purchasing eco friendly products labeled organic, recycled, biodegradable, energy efficient or fair trade is important. 14 percent of online shoppers say that it is extremely important to incorporate eco friendly purchases into their online shopping.

How important is purchasing products that are eco friendly*?
Not at all important 13%
Extremely important 14%
Indifferent at this time 19%
Very important 21%
Somewhat important 33%
Extremely important
Very important
Somewhat important
Indifferent at this time
Not at all important

eco friendly is defined as having no harmful effects on the natural environment and its inhabitants

74 percent of online shoppers responded that it is important to be a positive eco friendly example to others, including their children. Educated parents are acting on the social and political pressures to protect the environment for future generations. 50 percent of online shoppers say they hope to reduce the impact on future generations while 15 percent purchase eco friendly products to improve personal health when asked the question: "What do you hope to achieve by incorporating eco friendly products into your shopping?"

How important to you is being a positive eco friendly example to others?
Not at all important 11%
Extremely important 12%
Indifferent at this time 15%
Very important 29%
Somewhat important 33%
Extremely important
Very important
Somewhat important
Indifferent at this time
Not at all important

CONSUMER BEHAVIOR REPORT
September 2007

- 46 percent of online shoppers find products with "energy efficient" attributes to be the most important when purchasing eco friendly appliances. ENERGY STAR, a government energy-efficient program to help businesses and consumers save money and protect the environment, can serve as a quick and easy partnership label to help online consumers search and identify eco friendly appliances.

Of the following attributes, which is most important to you when purchasing eco friendly products?
60%
50%
40%
30%
20%
10%
0%
5%
10%
10%
46%
29%
Organic
Recycled
Biodegradable
Energy Efficient
Fair Trade

- 41 percent of online shoppers say that in the last twelve months they have spent between 100 and 1,000 dollars on eco friendly products. Another 17 percent say they spent between 1,000 and 5,000 dollars on eco friendly products in the last twelve months.

- 82 percent of survey respondents say they are looking for help with eco friendly product selection, online merchant availability and the best prices for eco friendly products. The ShopGreen section of PriceGrabber.com provides a convenient solution to consumers by listing thousands of eco friendly products and merchants, providing product descriptions and offering the lowest prices. Online merchants are aware of the eco friendly trend and are working to increase product selection to meet the demand of online shoppers.

What limits you from purchasing more eco friendly products?
Initial Cost
24%
Product Selection or Availability
36%
Unfamiliarity with the Products
22%
Lack of Interest
9%
Other
9%
0%
10%
20%
30%
40%
50%

CONSUMER BEHAVIOR REPORT
September 2007

Most Popular 2007 PriceGrabber.com ShopGreen Baby Products: Average Pricing

- Consumers are trending toward purchasing more organic, recycled, biodegradable, energy efficient and fair trade products for a variety of reasons. In a recent survey by Jupiter Research, 70 percent of online adults say they agree with the statement "I'm concerned about the environment."

- Consumer interest in ShopGreen, PriceGrabber.com's eco friendly shopping comparison section, is growing as we approach the holiday season. Moving into September, the recent week over week growth rate is 5 percent and continues to trend upward. According to online shopping merchant referrals, the most popular eco friendly alternatives to standard baby products are provided below:

Most Popular ShopGreen "For Kids" Products

Top ShopGreen Categories	Top Eco Friendly Products	Avg Price
Crib Mattresses	Twilight Latex Crib Organic Mattress *	$395
	Organic Cotton and Wool Crib Mattress Topper-Baby Bedding	$168
Strollers/Carriers	New Native Baby Carrier: Organic Unbleached Flannel *	$51
	New Native Baby Carrier Organic Baby Sling Khaki	$42
Nursery Bedding	Bassinet/Cradle Washable Bumper Pad-Baby Organic Bedding	$109
	Kidsline Zanzibar 6-Piece Crib Bedding Set	$153
Nursery Crib Sheets	Under the Nile Fitted Crib Sheet *	$30
	Cotton Monkey Organic Cotton Baby Quilt	$99
Shoes & Socks	Nordstrom Layette Organic Cotton Hat & Booties	$18
	Kee-Ka Organic Baby Socks	$5
Nursery Décor	Organic Stretchy "Stuffed Animal" Plush Toys	$22
	Pisa - The Kids Strategic Bamboo Game	$10
Boys Clothing	Organic Cotton Baby Boy Basic Pant	$24
	Under the Nile Organic Baby Gown	$22
Girls Clothing	Kiddopotamus Organic Cotton SwaddleMe Dreamsie w/ Knit Cap	$30
	Under the Nile Organic Pink Stripe Long Johns	$22
Bottle-Feeding	Similac Organic Infant Formula, Powder *	$18
	Bumkins Organic Cotton Everyday Bib	$9

**See "Olivia's Eco Friendly ShopGreen Product Picks & Why" for product details*

Most Popular 2007 PriceGrabber.com Baby Products: Average Pricing

- The PriceGrabber.com Babies & Kids Channel has jumped to the Top 10 Channel Ranking based on merchant referrals. Overall, in 2007 the top 15 most visited channels on PriceGrabber.com have included the Babies & Kids.

- Strollers, Cribs, Baby Bags & Backpacks, Nursery Bedding and Nursery Décor are the top sub-categories attracting the most consumer interest within the Babies & Kids Channel on PriceGrabber.com

- Below are the most popular products within the top searched PriceGrabber.com Babies & Kids categories:

CONSUMER BEHAVIOR REPORT
September 2007

Most Popular PriceGrabber.com "Babies & Kids" Products

Top PriceGrabber Categories	Top PriceGrabber.com Products	Avg Price
Nursery Cribs	DaVinci Emily Convertible Baby Crib - Ebony	$235
Crib Mattresses	Colgate Classica 1 Crib Mattress	$100
Strollers/Carriers	Maclaren Twin Techno Crimson Stroller	$91
Nursery Bedding	Disney Baby Bedding Snuggly Pooh Collection	$59
Car Seats	Britax Roundabout Mist Convertible Car Seat	$202
Nursery Crib Sheets	Basic Comfort Ultimate Crib Sheet	$12
Shoes & Socks	Puma Infant Shoes - Future Cat Crib	$41
Nursery Décor	Fisher-Price Miracles & Milestones Magical Mobile Gym	$37
Baby Boy Clothing	Infant Boy 6 Piece Outdoor Pant Set by BabyWorks	$20
Baby Girl Clothing	Girls Que Linda Embroidered Dress Gold	$25
Bottle-Feeding	Similac Isomil Baby & Toddler Soy Formula Powder 25.7 oz	$24
Monitors	BeBe Sounds AngelCare Baby Movement Monitor	$75

Consumers Are Willing to Spend an Initial Higher Cost

- Eco friendly shopping data from PriceGrabber.com's ShopGreen section shows that consumers are weighing the costs of social responsibility, benefits to health and personal image, and have concluded that eco friendly products are worth the premium. On average eco friendly products have a higher initial cost, as shown above when comparing average prices for eco friendly ShopGreen and standard babies and kids products. However overall savings and future benefit more than compensate consumers for the initial premium.

- 47 percent premium for Organic Similac Formula over the Standard Brand Similac Formula shows no negative effect on its sales. Producers say adhering to the USDA regulations makes organic food cost more, but parents are willing to pay the difference.

- 17 percent premium at Gerber's retail level has yet to impede growing popularity for eco friendly baby products. According to Vice President Scott White, at Abbott Nutrition, the Gerber organic products cost, on average, 30 percent more than its traditional baby foods.

Eco Friendly vs. Standard Product Comparison

Classification	Product	Lowest Price	Organic Premium
Eco Friendly	Organic PriceGrabber 12.9 oz Similac Formula	$18.04	47%
Non-Eco Friendly	Standard PriceGrabber 12.9 oz Similac Formula	$12.25	
Eco Friendly	Gerber Organic Retailer 25.7 oz Similac Formula	$27.50	17%
Non-Eco Friendly	Gerber Retailer 25.7 oz Similac Formula	$23.50	

- Given the following statistics, educated parents are willing to pay up to 150 percent more for safer products. Infant skin is 5-7 times thinner than adult skin and more sensitive to the harmful effects of toxins and pesticides found in conventional baby products. Furthermore the U.S. Environmental Protection Agency states: "7 of the top 15 pesticides used on conventional cotton as 'possible,' 'probable,' or 'known,' human carcinogens."

CONSUMER BEHAVIOR REPORT
September 2007

Eco Friendly vs. Standard Product Comparison

Classification	Product	Avg Price	Organic Premium
Eco Friendly	Under the Nile Fitted Crib Sheet	$30	150%
Non-Eco Friendly	Basic Comfort Ultimate Crib Sheet	$12	

Olivia's Eco Friendly ShopGreen Product Picks & Why

- Olivia Zaleski, an eco friendly consultant and blogger for PriceGrabber.com's BlogGreen, shares her opinion of the top ShopGreen baby products. Her product selections include key features and benefits to parents and their babies.

Product	Features	Benefits for Babies	Benefits for Parents
New Native Baby Carrier - Organic Unbleached Flannel Medium	• Made from organic unbleached flannel from 100% organic cotton • Tight-to-chest fit provides optimal physical contact	• Reduces toxin-related health risks • Reduces exposure to allergens and irritants • Optimal parent-child contact stimulates growth • Imparts a feeling of safe well-being on the baby	• Provides ease and comfort for breast-feeding • Encourages strong parent-child bond
Twilight Latex Crib Organic Mattress	• 100% Natural Latex • Covered in PureGrow™Wool and Organic Cotton quilting	• Naturally fire retardant and free of chemical flame retardants such as PDBE, a known carcinogen	• Latex foam is resilient and resists sagging • Washable • Naturally mold and mildew resistant
Similac Organic Infant Formula Powder*	• Made with organic milk formula	• Contains higher amounts of Omega 3 essential fatty acid than conventional milk (University of Aberdeen, King's College, Aberdeen, 2004) • Includes DHA and ARA, special nutrients found in breast milk to support brain development • Iron fortified	• Alternative to breast feeding
Under the Nile Fitted Crib Sheet	• 100% Egyptian organic cotton jersey • Colored with naturally bright metal-free and vegetable dyes	• Reduces toxin-related health risks • Reduces exposure to allergens and irritants • Natural starch makes it softer than conventional cotton	• Natural starch makes it softer than conventional cotton

**Please note that breast feeding is the most recommended way to feed your baby*

CONSUMER BEHAVIOR REPORT
September 2007

Eco Friendly Growth in the U.S. Organic Industry

- Overall the U.S. organic industry continues to expand, growing 21.8 percent and reaching $17.8 billion in consumer sales in 2006.
- Organic foods, which still dominate overall organic offerings, grew 20.5 percent in 2006 and accounted for $16.7 billion in consumer sales.
- Organic 'non-foods' grew 27.5 percent and account for $938 million in U.S. consumer sales in 2006. Organic non-foods include personal care products, nutritional supplements, fiber, household cleaners, flowers and pet food.
- Organic Fiber Linens & Clothing is up 26.9 percent from 2005 sales, and 2006 sales totaled $203 million.

% Growth in US Organic Industry Sales
50%
40%
30%
20%
10%
0%
20.5%
27.5%
26.9%
Organic Food
Organic Non-Food*
Organic Linens & Clothing

**Non-Food includes personal care products, nutritional supplements, fiber, household cleaners, flowers and pet food*

Most Popular Birth Months

- This month parents preparing for their newborns will be decorating the nursery and stocking up on baby products from organic crib sheets to organic baby formula.
- According to the U.S. Department of Health and Human Services, the National Vital Statistics Report shows that August and September are the most popular months for births since 2005. The number of live births have increased 3 percent year over year from 2005 to 2006 and continue to grow.

2005 Most Popular Birth Months
January 8.0%
February 7.5%
March 8.4%
April 8.0%
May 8.4%
June 8.5%
July 8.6%
August 8.9%
September 8.8%
October 8.3%
November 8.2%
December 8.4%
January
February
March
April
May
June
July
August
September
October
November
December

US Online Retail Forecast, 2009 To 2014 - Forrester Research http://www.forrester.com/rb/Research/us_online_retail_forecast,_2...

FOR EBUSINESS & CHANNEL STRATEGY PROFESSIONALS

March 5, 2010
(updated November 24, 2010)

US Online Retail Forecast, 2009 To 2014

Online Retail Hangs Tough For 11% Growth In A Challenging Economy

by Sucharita Mulpuru, Peter Hult
with Patti Freeman Evans, Vikram Sehgal, Brendan McGowan

THIS IS AN EXCERPT

EXECUTIVE SUMMARY

Amid a global financial crisis, US online retail (excluding auto, travel, and prescription drugs) managed to grow 11% in 2009 to reach $155.2 billion. With a 10% compound annual growth rate (CAGR), US online retail sales are forecast to reach $248.7 billion by 2014. In this report, we also examine the outlook for three of the top product categories: computer hardware, software, and peripherals; apparel, accessories, and footwear; and consumer electronics. Growth in online retail sales will also continue to outpace growth in offline retail sales, as low prices, convenience, and selection drive more shoppers to the Web.

KEYWORDS

online spending | online retail forecast | online retail sales | retail spending | US retail forecast

Features

Forecast: US Online Retail Sales, 2009 To 2014

Forecast: US Online And Web-Influenced Retail Sales, 2009 To 2014

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US Online Retail Forecast, 2009 To 2014 - Forrester Research http://www.forrester.com/rb/Research/us_online_retail_forecast,_2...

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RESEARCH CATEGORIES

Analyst
Sucharita Mulpuru

Technology
eBusiness/eCommerce, Business-To-Consumer eCommerce, eBusiness/eCommerce Adoption, eBusiness/eCommerce Forecasts

Industry
Consumer Industries, Consumer Technology, Consumer Portals & Search, Retail, Consumer Retail & CPG

Geography
Asia Pacific, Europe, North America

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2 of 2 11/15/2011 12:57 PM